Exhibit 23m

RETIREMENT INCOME TRUST

RETIREMENT INCOME FUND

DISTRIBUTION PLAN

(12b-1 Plan)

The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the  "Act"), by Retirement Income Trust (the "Trust"), a Delaware statutory trust, on behalf of the Retirement Income Fund (the "Fund"), a series of the Trust.  The Plan has been approved by a majority of the Trust's Board of Trustees, including a majority of the Trustees who are not interested persons (as that term is defined in the Act) of the Trust and who have no direct or indirect financial interest in the operation of the Plan (the "Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on such Plan.

In approving the Plan, the Board of Trustees determined that adoption of the Plan would be prudent and in the best interests of the Fund and its shareholders.  Such approval by the Board of Trustees included a determination, in the exercise of its reasonable business judgment and in light of its fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

The provisions of the Plan are as follows:

1.

PAYMENTS BY THE FUND

 The Trust, on behalf of the Fund, will pay Retirement Income Advisers (the “Adviser”), an accountable distribution fee at an annual rate of up to 0.45% of the average daily net assets of the Fund for expenditures by the Adviser, at its discretion, in connection with the promotion and distribution of Fund shares (“Distribution Expenses”), including, but not necessarily limited to, advertising, the printing and mailing of prospectuses to other than current Fund shareholders, and the printing and mailing of sales literature.  Payment of these fees shall be made monthly promptly following the close of the month.

2.

REPORTS

The Adviser shall provide to the Board of Trustees, and the Trustees shall review at least quarterly, a written report of all amounts expended pursuant to the Plan.  This report shall include the identity of the Recipient of each payment and the purpose for which the amounts were expended and such other information as the Board of Trustees may reasonably request.  A written report shall also be prepared as of each anniversary date of the Plan within 35 days of the anniversary date with regard to all expenditures during the Plan year.  If the sums paid to the Adviser exceed either the 0.45% average daily net asset value limitation or the actual Distribution Expenses, any such excess shall be repaid to the Trust for the Fund, within 5 days.

3.

EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall become effective immediately upon approval by the vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on the approval of the Plan.  The Plan shall continue in effect with respect to the Fund for a period of one year from its effective date unless terminated pursuant to its terms.  Thereafter, the Plan shall continue with respect to the Fund from year to year, provided that such continuance is approved at least annually by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such continuance.  The Plan may be terminated with respect to the Fund at any time, without penalty, on not more than sixty (60) days' written notice by a majority vote of shareholders of such Fund, or by vote of a majority of the Disinterested Trustees.

4.

SELECTION OF DISINTERESTED TRUSTEES

During the period in which the Plan is effective, a majority of the Trustees of the Trust shall not be interested persons (as defined in the Act) of the Trust and the selection and nomination of any other Trustees who are not interested trustees of the Trust shall be committed to the discretion of the Trustees who are not interested persons (as defined in the Act) with respect to the Trust.

5.

SELECTION OF COUNSEL FOR CERTAIN TRUSTEES.

While the Plan is in effect, any person who acts as legal counsel for the Trust’s Trustees who are not interested persons of the Trust shall be an independent legal counsel.

6.

AMENDMENTS

All material amendments of the Plan shall be in writing and shall be approved by a vote of a majority of the Board of Trustees, and of the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such amendment.  In addition, the Plan may not be amended to increase materially the amount to be expended by the Fund hereunder without the approval by a majority vote of shareholders of the Fund affected thereby.

7.

RECORDKEEPING

The Trust shall preserve copies of the Plan and all reports made pursuant to Section 3 for a period of not less than six years from the date of this Plan, or such reports, as the case may be, the first two years in an easily accessible place.